

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Jamie Welch
Chief Executive Officer, President
Kinetik Holdings Inc.
2700 Post Oak Boulevard, Suite 300
Houston, Texas 77056

> **Re: Kinetik Holdings Inc.**
> **Registration Statement on Form S-3**
> **Filed July 12, 2022**
> **File No. 333-266106**

Dear Mr. Welch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott Rubinsky